NOTIFICATION OF THE REMOVAL FROM LISTING AND
REGISTRATION OF THE STATED SECURITIES

The American Stock Exchange LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on September 7, 2010, pursuant to the provisions of Rule 12d2-2 (a) 17CFR240.12d2-2(a)(2)

The removal of Bank of America Corp., 1.25%
Capital Protected EquitY PerformanCe LinkEd
Securities "Index CYCLES," due August 25, 2010,
Linked to the Dow Jones Industrial Average, is being effected because the Exchange knows or is reliably informed that the entire class of this security was redeemed or paid at maturity or retirement on August 25, 2010.

The security was suspended by the
Exchange on August 25, 2010.